 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

OneDoor Studios Entertainment Properties LLC
(Exact name of issuer as specified in its charter)

Delaware	87-4069830
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4320 Modoc Road, Suite F Santa Barbara, California 93110
(Address of principal executive offices)

(805) 380-7731
(Issuer’s telephone number, including area code)

In this Semi-Annual Report on Form 1-SA (the “Report”), the terms "OneDoor Studios Entertainment Properties," “we,” “us” or "the Company" refer to OneDoor Studios Entertainment Properties LLC, a Delaware series limited liability company, and “SCS” refers to OneDoor Studios Entertainment Properties LLC Series Calculated Sequels, the initial series of the Company. Further, references to "Investor" refers to investors in this Offering.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE SEMI-ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The forward-looking statements contained in this Report are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated February 28, 2023 filed pursuant to Rule 253(g)(2) (the “Final Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1914244/000109690623000460/oned_253g2.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

OneDoor Studios Entertainment Properties was founded in 2021 to open the door for everyone to have an opportunity to invest in studio-level motion picture and television series projects. Coordinating with leading global territory distributors, the Company intends to develop motion pictures and television series that successfully compete on global box-office and other sized screens.

The Company’s initial Series, ONEDOOR STUDIOS ENTERTAINMENT PROPERTIES LLC SERIES CALCULATED SEQUELS (SCS), is currently developing three feature-length motion pictures or streaming series based on the three sequel novels (each a "Project") that follow the book Calculated, the first novel in this four-book series. This Offering is for Class A Profits Units (the "Securities" or "Profits Units") of SCS, a registered series of the Company (SCS along with each other series of the Company, if any, a "Series").  SCS expects to develop Simulated, Activated, and Liberated, the three sequels to Calculated. The Company, with and through its Manager, continues to market this Offering and other capital raises for the Project’s necessary development funds. The Company uses these funds to continue to develop promotional materials and concept art, further develop marketing opportunities, and establish potential production partnerships.

Since its formation in December 2021, the Company has been engaged primarily in developing the financial, offering, and other materials to begin fundraising. It is considered a "development-stage" company because substantially all of its efforts are dedicated to establishing its business, and planned principal operations have only recently commenced. In addition to the motion pictures Projects of SCS described in Item 1 of this Report above, the Company is in the process of preparing and negotiating additional projects.

Operating Results

Semi-Annual Period Ended June 30, 2023

Revenues

Revenues are generated at the Series level. As of June 30, 2023, no Series of the Company has generated any revenues. The Company does not expect SCS to generate any cash flow (other than investment proceeds) until at least one of its Project's production budget is funded and the Project is sold by SCS to a Manager-affiliated production company. Development of the Project was significantly delayed by the Writer's Guild of America "strike", as any further work on the screenplay for the Project during the strike would have resulted in irreparable damage to the Project's development and the film franchise at large. The strike began on May 2, 2023, and has officially ended as of September 27, 2023. Based on this recent strike-end date, the Company estimates work on the Simulated script to recommence around the 1st Quarter of 2024.

Initially, the Company did not anticipate revenues, if at all, until the first quarter of 2024. Now, based on the screenplay delays described above, the Company does not anticipate revenues, if at all, until the 4th quarter of 2025.

Expenses

Development Expenses

Development expenses consisting of general administrative costs, offering and business expenses for the Company and SCS, development and creative talent fees, legal and professional fees, general overhead expenses, payroll expenses, and website development expenses, through June 30, 2023, were $316,780, as compared to $326,724 in the same period of 2022. This decrease is attributable to the fact that there were less initial organization costs and much of the initial development work related to jumpstarting operations had been completed.

Sales and Marketing Expenses

During the semi-annual period ending June 30, 2023, the Company incurred $188,200 in sales and marketing expenses, an increase from $46,413 in the same period of 2022. This increase was a result of the Company shifting its focus from qualifying its offering to actively marketing its offering to potential investors. As part of this shift, the Company's Manager, One Door Studios LLC, appointed a Chief Marketing Officer (CMO) of the Manager, Daniel Cobb, who has overseen a restructuring of the Company's marketing strategies, the development of a revolutionary "crowd-creation" platform, and the creation of new asset development tools for both the film properties themselves and its marketing and distribution efforts.

Net Income (Loss)

During the period beginning January 1, 2023 through June 30, 2023, the Company’s net loss was $504,980, as compared to $373,137 in the same period of 2022.

Liquidity and Capital Resources

As of June 30, 2023, the Company had $65,593 of cash on hand.

The Company raised approximately $942,461 by offering Profits Units of SCS pursuant to Regulation Crowdfunding promulgated under the Securities Act (the “CF Offering”), all of which was allocated to SCS. That offering closed on August 24, 2022. After offering expenses, the net proceeds to the Company were approximately $895,337.95.

The Company commenced this Offering on February 27, 2023, qualifying the offer and sale of up to 150,000 Class A Profits Units of the Company’s Series Calculated Sequels, or SCS, pursuant to Regulation A of the Securities Act for up to $15 million in gross proceeds. This Offering remains open until terminated pursuant to the Company’s Offering Statement on Form 1-A filed with the Commission. As of June 30, 2023, the Company raised approximately $127,000 from this Offering, and as of the date of this filing, the Company raised approximately $228,435 from this Offering. The Company may conduct a closing at any time and from time to time. Upon conducting a closing, Investors whose subscription agreements have been accepted will become holders of Profits Units. As of the date of this filing, the Company has conducted 21 closings and, after offering expenses, the net proceeds to the Company were approximately $211,916.48. The Company's short-term liquidity is primarily dependent upon securing investment funds from this Offering.

To address deficiencies in short-term liquidity, the Company has developed new marketing strategies for the marketing of this Offering and has created new asset development tools for the Projects themselves and for the Company’s marketing and distribution efforts. The company has also decreased its expenses by significantly lowering its payroll. If needed, the Company may take loans from funds held by the Company's Manager.

No Series has any obligation to repay a loan incurred by another Series, but the Company is obligated to repay advances from its Manager that were used to pay SCS expenses that relate to SCS and its Projects and either has been or will be allocated by the Company to SCS. The Manager, on behalf of the Company, entered into an Option Purchase Agreement between with the author granting it the right to purchase an exclusive and irrevocable option for the film rights to the three motion picture Projects associated with SCS (“Option Agreement”). The Manager has assigned its options and its other rights under the Option Agreement with respect to the three motion picture Projects to SCS for Simulated, Activated, and Liberated and SCS has exercised its first and second sequel options under this Option Agreement. For the year ended June 30, 2023, the Company owes a balance totaling $152,751 to its Manager One Door Studios LLC for Company expenses. Repayment is expected within the next twelve months, however, the date of repayment for these expenses is due solely upon the discretion of the Company's Manager.

The Company intends to use the proceeds from this Offering to repay advances provided by the Manager, to pay all accounts payable due for operating expenses, to purchase the film and option rights to the three sequels (including repaying the Manager for its prior purchase of these rights) and to finance the remaining development costs of the three Calculated sequel films.

The long-term liquidity of the Company is dependent upon the sale of its Projects to a production company (which may be dependent on its receipt of complete production financing for a Project), and its share of the monies received in connection with the worldwide exhibition of any of this Series’ film Projects in all mediums inclusive of those known and those hereafter devised.

Production Financing

As part of the development phase for each of the Company's film Projects, it plans to package a fully-developed Project sufficient to serve as collateral for an affiliated production company to obtain bank financing from the entertainment branch of a major U.S. bank (e.g., Chase Bank or East West Bank) using entertainment industry-standard forms of global collateral in concert with a film completion bond from a film guarantor (e.g. Film Finances Inc.), chiefly from nine categories commonly used in production financing. Each of these areas of collateral represents documented business arrangements that the Company or applicable Series would coordinate, including global territory tax incentive programs, major international distribution licenses, licenses from major brands, and profit offsets with the director and one or more actors. These are planned and engaged as part of each Project's development process and the agreements are expected to be finalized once the script is complete, in preparation for sale of a Project to the production company. Each Project's budget, and the amount of required production financing, is expected to be about $60 million.

Plan of Operations

The Company continues to operate as a pre-revenue company. The Company’s plan of operations over the 2023 fiscal year is to continue development of the three films associated with SCS, beginning with Simulated. The Company has exercised its first and second sequel options for Simulated and Activated under this Option Agreement and maintains its rights purchase additional exclusive rights. The Company plans to begin work on the screenplay for Simulated around the 1st quarter of 2024. The Company then plans to begin work on the screenplay for Activated in the 3rd quarter of 2025, and the screenplay for Liberated in the 1st quarter of 2027. Liberated (the novel) has yet to release, but we do anticipate its release in 2024, giving us ample time to adapt the novel for screen.

The Company will continue to develop the business elements and relationships vital to the success for all three film Projects associated with SCS. These activities include negotiations with major territory distributors, production-incentive relationships, brand relationships, ancillary rights, international licensing and pre-sales for each Project in order to position the Projects to qualify for production completion bonds, and "banking" a Project's respective licenses and contracts.

The company plans to focus on the continued marketing of this Offering. We expect the proceeds from the Offering, assuming we raise the maximum offering amount, to be sufficient to cover the costs of developing Simulated, Activated, and Liberated into production-ready films. Even if the Company raises less than the maximum Offering, it still anticipates being able to complete development of these three titles, by reducing expenditures, delaying certain activities, and/or seeking other sources of capital. Assuming the Company raises at least $400,000 in this Offering, the Company does not anticipate the need to raise additional funds in the next six months to implement its planned operations.

Trends

Development of the first film Simulated in 2022 has been slower than expected due to the Writer's Guild of America going on "strike." Work on the screenplay for the Project came to a halt as any work during the strike would have resulted in irreparable damage to the Project's development and the film franchise at large. The strike began on May 2, 2023, and has officially ended as of September 27, 2023. Based on this strike-end date, the Company estimates work on the Simulated script to recommence around the 1st Quarter of 2024.

Except as discussed above, we have not identified any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this report to not be indicative of future operating results or financial condition.

Item 2. Other Information

None

Item 3. Financial Statements

Index to Financial Statements

Interim consolidated financial statements for the six-month periods ended June 30, 2023 (unaudited)

One Door Studios Entertainment Properties LLC

(a Delaware Series Limited Liability Company)

Consolidated Financial Statements

For the six-month period ended June 30,2023 (unaudited)

Financial Statements

One Door Studios Entertainment Properties LLC

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.

INTERIM CONSOLIDATED BALANCE SHEETS

(unaudited)

	June 30, 2023 (unaudited)	December 31, 2022 (unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$63,593	$389,434
Due from related parties		-
Total Current Assets	63,593	389,434
Other Assets	66,325	66,325
Total Other Assets	66,325	66,325
Total Assets	$129,918	$455,760
LIABILITIES AND MEMBERS' EQUITY
Current Liabilities
Due to One Door Studios	$152,751	$168,993
Due to Members	66,325	66,325
Other payables	66,595	(1,785)
Total Current Liabilities	285,671	233,533
Long-Term Liabilities	-	-
Total Liabilities	285,671	233,533
MEMBER’S EQUITY
Capital contributions	1,069,461	942,461
Capital contributions receivable	-	-
Retained earnings (Accumulated deficit)	(1,225,214)	(720,234)
Total Member’s Equity	(155,753)	222,227
Total Liabilities and Member’s Equity	$129,918	$455,760

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.

INTERIM CONSOLIDATED INCOME STATEMENTS

(unaudited)

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Revenues	$-	$-
Cost of revenues	-	-
Gross profit (loss)	-	-
Operating expenses
General and administrative	30,722	968
Professional fees	111,462	115,734
Advertising and marketing	188,200	46,413
Development Talent	1,617	4,896
Personnel	155,372	146,409
Issuance Costs	12,096	37,144
Website Development and Maintenance	5,510	21,573
Total operating expenses	504,980	373,137
Net Income (Loss)	$(504,980)	$(373,137)

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.

INTERIM CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(unaudited)

	Member Units	Class CF Profits Units	Class A Profits Units	Capital Contributions	Capital Contributions Receivable	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Balance as of December 31, 2021 (Inception)	-	-	-	$-	$-	$-	$-
Issuance of Class CF Units	1	9,425		942,461	-		942,461
Net Income (Loss)	-	-		-	-	(720,234)	(720,234)
Balance as of December 31, 2022	1	9,425		$942,461	$-	$(720,234)	$222,227
Issuance of Class A Units			1,270	127,000	-	-	127,000
Net Income (Loss)	-			-	-	(504,980)	(504,980)
Balance as of June 30, 2023	1	9,425	1,270	$1,069,461	$-	$(1,225,214)	$(155,753)

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Cash Flows from Operating Activities
Net Income (Loss)	$(504,980)	$(373,137)
Changes in operating assets and liabilities:	68,380	-
Net Cash used in operating activities	(436,599)	(373,137)
Cash Flows from Investing Activities
Purchase of motion picture options	-	(66,325)
Net cash used in investing activities	-	(66,325)
Cash Flows from Financing Activities
Advances from affiliates	(16,242)	335,993
Advances from member	-	66,325
Capital contribution advances	127,000	742,883
Net cash from financing activities	110,758	1,145,201
Net change in cash and cash equivalents	(325,841)	772,064
Cash and cash equivalents at beginning of period	389,434	-
Cash and cash equivalents at end of period	$63,593	$772,064

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023

(unaudited)

NOTE 1 – NATURE OF OPERATIONS

OneDoor Studios Entertainment Properties LLC, (which may be referred to as the “Company”, “we,” “us,” or “our”) develops, produces, and distributes motion pictures. The Company was incorporated in Delaware on December 20, 2021. The Company’s headquarters are in Santa Barbara, California.

OneDoor Studios LLC (“1DS LLC”) is the sole manager of the Company. The Company is the umbrella/parent LLC which will house future series LLCs for each film as they are formed. Each company will maintain its own books and records.

In January 2022, the Company created Series Calculated Sequels as a series of the Company. In March 2022, the Company and the Manager entered into a Series Agreement setting forth terms specific to the series. In April 2022, the series was converted from a protected series to a registered series under Delaware law and its name was changed to OneDoor Studios Entertainment Properties LLC Series Calculated Sequels (“SCS”).

In July 2022, the Company created OneDoor Studios Entertainment Properties LLC Series Messiah (“Series Messiah”) and OneDoor Studios Entertainment Properties LLC Series Cyrus (“Series Cyrus”), each as a registered series of the Company. These two entities had no operations or business activities to the date of management’s review.

The financials presented are reflective of the balances of the Company and its underlying series LLC as of June 30, 2023 and 2022.

Since inception, the Company has relied on contributions from its Manager to fund its operations. As of June 30, 2023 the Company has incurred an operating loss and will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from additional capital raises, (See Note 7) and funds from revenue producing activities, if and when such can be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023

(unaudited)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurements as of June 30, 2023 and 2022.

Income Taxes

The Company is a Delaware limited liability company which has elected to be taxed as a C-Corporation. Under this structure, the Company is liable for the income taxes on the Company’s income or loss at the Federal and State levels. Its members are also liable for income taxes on any distributions (dividends) received by the Company.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The company is still pre-revenue and has not yet recognized revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023

(unaudited)

NOTE 3 – FILM DEVELOPMENT

Thus far, development costs incurred include the balance due to One Door Studios LLC (the Company’s manager) for option fees incurred to acquire the motion picture and series rights to the books SIMULATED and ACTIVATED. These costs are capitalized until the film is ready for amortization, consistent with ASC 926, Entertainment—Films—Other Assets—Film Costs.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company’s operations were financed by its Manager One Door Studios LLC and through investment income. For the period ended June 30, 2023, the Company owes a balance totaling $152,751 to its Manager One Door Studios LLC for Company expenses. For the year ended December 31, 2023, the Company’s balance owed to its Manager was $176,016.

Repayments on the balance owed to the Company’s Manager are due at the Manager’s discretion and have been made periodically as funds are available. Full repayment is expected when the Company has the necessary funds to remit payment, while maintaining the ability to implement its planned operations.

In June 2022, One Door Studios Entertainment Properties LLC Series Calculated Sequels purchased the motion picture and series rights to the books SIMULATED and ACTIVATED for $66,325 from One Door Studios, LLC.

There is no amount due from related parties.

NOTE 5 – EQUITY

The authorized Units that the Company or its Series has authority to issue consist of such number of Units and such class of Units, which may be common, preferred, profits interest, incentive, performance, or other units, whether voting or nonvoting, as determined by the Manager from time to time.

Company Units

The Company is authorized to sell and issue Company Units. Each “Company Unit” represents a voting interest in the Company and is entitled to (A) allocations of Profits and Losses of the Company and Distributions of Distributable Cash of the Company as declared in accordance with this Agreement, and (B) one (1) vote on all matters to be voted upon by the Member(s) of the Company.

Series Membership Units

Each Series is authorized to sell and issue Membership Units. Each “Membership Unit” represents a voting interest in an applicable Series and is entitled to (A) allocations of Profits and Losses of such Series and Distributions of Distributable Cash of such Series as declared in accordance with this Agreement and/or the applicable Series Agreement for such Series, and (B) one (1) vote on all matters to be voted upon by such Series’ Voting Member(s).

Series Profits Units

Each Series is authorized to sell and issue Profits Units. Each “Profits Unit” represents a non-voting, solely economic interest in an applicable Series, and is entitled to only allocations of Profits and Losses of such Series and Distributions of Distributable Cash of such Series as declared in accordance with this Agreement and/or the applicable Series Agreement for such Series.

As of June 30, 2023, the Company has 1 Company Unit issued and outstanding to One Door Studios, LLC and received advances for Class CF SCS series profit units totaling $942,461 and advances for Class A SCS series profit units totaling $127,000.

As of December 31, 2022, the Company has issued 1 Company Unit to One Door Studios, LLC and received advances for Class CF SCS series profit units totaling $942,461.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023

(unaudited)

Amendment to the Company’s Limited Liability Company Agreement and the Series Agreement of SCS

In January 2023, the Company amended and restated the Series Agreement of SCS to (1) reclassify its Profits Units issued in its Crowdfunded Offering as Class CF Profits Units of which 9,424.61 of such units are authorized, (2) to create an additional class of Profits Units, Class A Profits Units, and authorize 150,000 of such units and (3) to make certain clarifying amendments to provisions of the Series Agreement.

In January 2023, the Company amended and restated its limited liability company agreement to make certain clarifying amendments.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – SUBSEQUENT EVENTS

Regulation A Offering

The Company intends to offer additional Class A Profit Units up to $15,000,000 or 150,000 units pursuant to Regulation A under the Securities Act (the “Regulation A Offering”).

The Company’s Series Regulation A funding offering will be made through the company website, OneDoorStudios.com.

As of August 31, 2023, the Company has issued 1,920 and received advances totaling $192,000.

Management’s Evaluation

Management has evaluated subsequent events through August 31, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Item 4. Exhibits

Exhibit 2.1**	Certificate of Formation

Exhibit 2.2**	Amended and Restated Series Limited Liability Company Agreement

Exhibit 2.3**	Certificate of Conversion of Protected Series to Registered Series

Exhibit 2.4**	Certificate of Registered Series of Limited Liability Company (Series Calculated Sequels)

Exhibit 2.5**	Certificate of Registered Series of Limited Liability Company (Series Messiah)

Exhibit 2.6**	Certificate of Registered Series of Limited Liability Company (Series Cyrus)

Exhibit 3.1**	Series Designation of Series Calculated Sequels

Exhibit 3.2**	Amended and Restated Series Agreement of Series Calculated Sequels

Exhibit 4.1**	Form of Profits Units Subscription Agreement

Exhibit 6.2**	Form of Project Purchase Agreement*

Exhibit 6.3**	1DS Assignment and Transfer of Calculated Sequels Rights*

Exhibit 6.4**	Option Purchase Agreement between the Manager and Nova McBee

Exhibit 6.5**	Writing Letter Agreement with Ann Peacock

_______

** Filed as an exhibit to the Company’s Form 1-A/A dated February 27, 2023 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneDoor Studios Entertainment Properties LLC

a Delaware series limited liability company

By	OneDoor Studios, a Utah limited liability company Its: Manager

	By:	/s/ Jason Brents
	Name:	Jason Brents
	Title:	Manager

Date: September 28, 2023